December 21, 2018

Todd Higley
Chief Executive Officer
Vortex Brands, Inc.
3511 Del Paso Rd., Ste. 160 PMB 208
Sacramento, CA 95835

       Re: Vortex Brands, Inc.
           Amendment No. 3 to
           Offering Statement on Form 1-A
           Filed December 13, 2018
           File No. 024-10875

Dear Mr. Higley:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Amended December 13, 2018

Plan of Distribution, page 15

1. We note the added disclosure in the second paragraph of this section. Please clarify the status of the exchanges mentioned here and tell us whether the operations present any material risks to purchasers in this offering.
2. We note your disclosure regarding "preliminary discussions" concerning listing on "Security Token Exchanges." Please clarify when you intend to create the security contracts to which you refer. Please also clarify when you intend to register the offering of those contracts or the exemption from registration on which you intend to rely.
 Todd Higley
Vortex Brands, Inc.
December 21, 2018
Page 2
Financial Statements, page 31

3. Please amend your filing to include interim financial statements as of and for at least the first six months of your fiscal year and provide a discussion of those interim periods in the
         MD&A section. Refer to Instruction (3)(b) and (4) to Part F/S of Form 1-A.
         Also, provide an updated consent of your independent registered public accounting firm.
        You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Geoff Kruczek, Senior
Attorney, at 202-551-3641 with any other questions.



FirstName LastNameTodd Higley                                  Sincerely,
Comapany NameVortex Brands, Inc.
                                                               Division of
Corporation Finance
December 21, 2018 Page 2                                       Office of
Electronics and Machinery
FirstName LastName